

September 7, 2012

Via E-mail
Sam L. Susser
Chief Executive Officer
Susser Petroleum Partners LP
555 East Airtex Drive
Houston, TX 77073

> **Re:** **Susser Petroleum Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2012**
> **File No. 333-182276**

Dear Mr. Susser:

We have reviewed your response letter dated August 29, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed August 29, 2012

Dilution, page 50

1.   Please provide us with detailed calculations underlying your presentation of dilution related to this offering.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Unaudited Pro Forma Consolidated Statements of Operations, pages F-5 and F-6

2.   We note that you have presented pro forma earnings per share information related to common units and subordinated units that will be issued in connection with this offering. Please provide us with your detailed calculations of earnings per unit for both common and subordinated units. Refer to FASB ASC 260-10-45.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial

Sam L. Susser
Susser Petroleum Partners LP
September 7, 2012
Page 3

statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any other questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: Mr. David Palmer Oelman